Exhibit 13.4

3/31/2019	Props Distribution Update - Props Project

Props Distribution Update

Props Project	Follow
Feb 28 · 4 min read
Today, we’re proud to share a number of exciting updates with our community and, as always, solicit your feedback.
Regulatory Progress
Over the past year, we’ve worked to ensure strict compliance with US regulatory standards. As a result, we are positioning Props to be one of the first projects to issue tokens to all consumers, accredited and non-accredited, in the United States and across the world, in compliance with federal securities laws.
Specifically, with the input of legal experts, industry leaders, the Props token community and working with the United States Securities and

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Exhibit 13.4

3/31/2019	Props Distribution Update - Props Project

Exchange Commission (the SEC), we are taking steps to qualify the distribution of Props tokens under Regulation A+ (also known as Reg A+). A Reg A+ filing would enable us to bring Props to our entire community of users, so that our wide base of content creators and engaged users will benefit from the same utility and have the same token rights as accredited investors. This is an exciting time for Props, and we are eager to hear your feedback regarding our path forward.
This path has significant advantages for content creators and contributing power users. We believe this will empower our user base, help align the incentives of all Props stakeholders, and rightly reward those driving value across the network.
The Props Token
While working hard to ensure the token’s compliance with US regulatory guidelines, we’ve maintained our ambitious vision for the Props token. Props is a transferable ERC-20 token with utility in the YouNow app, the first app on the Props network, starting March 4th. In the months ahead, Props will be earned and used by those who contribute their time, effort or other resources to the Props network, in order to unlock benefits across a future network of consumer-facing apps.
We hope that by compliantly bringing the Props token to market, we can help pave the path for other entrepreneurs who aspire to innovate around blockchain technology in the United States.
Business Development Update
We are working with PeerStream towards integrating Props into PalTalk and CamFrog—two PeerStream apps that offer video-enabled social communities—creating an opportunity to expose Props to millions of PeerStream’s users. Through this collaborative effort, expected adoption of Props would grow the network, increase utility of the Props token, and diversify Props’ use cases.
Read more about how developers can integrate Props in their apps in our updated whitepaper.
Token Distribution Schedule
Given our progress towards launching a fully compliant and regulated path to token distribution, we want to share our updated token distribution schedule and how the proposed Reg A+ offering fits into it.
We will distribute Props to CoinList investors who have reconfirmed their wallet addresses within the past 90 days on March 4th. If invested through CoinList and have not re-confirmed your wallet address with CoinList, please do so here by Sunday, March 3rd.
There is already basic utility for Props tokens in the YouNow app, as you can see in this demonstration. We expect that additional functionality will

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Exhibit 13.4

3/31/2019	Props Distribution Update - Props Project

roll out in the months ahead, when we expect to begin rewarding the platform’s content creators and contributing users with Props.
A Reg A+ offering, qualified by the SEC, will enable wider Props distribution, which is why we view it as an exciting, impactful, and near-term next step for the network. Based on the feedback that we get from our community, and upon a qualified filing, we would also be able to distribute tokens to our unaccredited investors who purchased Props through Republic. We expect that to happen within a few months. At that time, Props Blockchain validators would begin to earn Props, and the Props Rewards Engine would begin to mint tokens on an ongoing basis, to facilitate rewards for users who create value for the network.
Note that we do not intend to list our tokens on any exchange before Props are distributed to non-accredited Republic investors, and available as rewards for users in Props Apps. We are also not currently aware of any national securities exchange or alternative trading system (ATS) that lists tokens for trading.
We are proud of our progress, and grateful for our community’s ongoing support. The team remains laser-focused on building and growing the Props network, in order to become one of the world’s first and largest consumer-focused token networks. As always, your perspective and feedback are critical, and we invite you to share your thoughts and questions here.
. . .

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Exhibit 13.4

3/31/2019	Props Distribution Update - Props Project

Legal disclaimer:
No money or other consideration is being solicited, and if sent in response, will not be accepted. No o er to buy Props Tokens can be accepted and no part of any purchase price can be received until an o ering statement is quali ed pursuant to the Securities Act of 1933, as amended, and any such o er may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the quali cation date. A person’s indication of interest involves no obligation or commitment of any kind.
This communication contains forward-looking statements that are based on our beliefs and assumptions and on information currently available to us. In some cases, you can identify forward-looking statements by the following words: “will,” “expect,” “would,” “intend,” “believe,” or other comparable terminology. Forward-looking statements in this document include, but are not limited to, statements about our plans for developing the platform and future utility for the Props Token, future quali cation of our Reg A+ o ering and launch of our network, plans for listing Props on an exchange, and future collaborations and partnerships. These statements involve risks, uncertainties, assumptions and other factors that may cause actual results or performance to be materially different. We cannot assure you that the forward-looking statements will prove to be accurate.

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